UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 002-09048

THE BANK OF NOVA SCOTIA

(Registrant’s name)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statement on Form F-3 (File No. 333-228614) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: July 29, 2019	By:	/s/ Christy Bunker
	Name:	Christy Bunker
	Title:	Managing Director, Term Funding & Capital

EXHIBIT

Exhibit	Description of Exhibit

5.1	Opinion of Shearman & Sterling LLP, U.S. counsel for the Bank.

5.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank.

23.1	Consent of Shearman & Sterling LLP (included in Exhibit 5.1 above).

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.2 above).